UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from                      to
Commission file number 0-516
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SONOCO SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SONOCO PRODUCTS COMPANY
1 N. Second St.
Hartsville, South Carolina 29550

Sonoco Savings Plan
Financial Statements
December 31, 2007 and 2006

Sonoco Savings Plan
Index

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Employee Benefits Committee of the
      Sonoco Savings Plan
Hartsville, South Carolina
We have audited the accompanying statements of net assets available for benefits of the Sonoco Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Charlotte, North Carolina
June 27, 2008

Sonoco Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

(in thousands of dollars)	2007	2006
Assets
Investments, at fair value:
Plan interest in Sonoco Products Company Master Trust	$553,533	$538,673
Participant loans	23,901	21,394

	577,434	560,067

Receivables:
Employer contribution	612	676
Dividend and interest receivable	716	753

Total receivables	1,328	1,429

Total assets	578,762	561,496

Liability
Accrued administrative fees	329	241

Net assets available for benefits at fair value	578,433	561,255

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contracts	6,156	1,018

Net assets available for benefits	$584,589	$562,273

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

(in thousands of dollars)	2007	2006
Additions to net assets attributed to:
Plan interest in Sonoco Products Company Master Trust investment income (Note 3):
Net appreciation in investments	$4,991	$56,078
Interest and dividends	12,809	11,819

Net investment income	17,800	67,897

Contributions:
Employer	14,914	13,857
Employees	30,390	28,392

Total contributions	45,304	42,249

Total additions	63,104	110,146

Deductions from net assets attributed to:
Distributions to participants	39,802	46,019
Administrative expense (Note 4)	1,486	1,267

Total deductions	41,288	47,286

Increase in net assets available for benefits before transfer from other qualified plans	21,816	62,860
Transfer in from other qualified plans	500	—

Increase in net assets available for benefits after transfer from other qualified plans	22,316	62,860
Net assets available for benefits:
Beginning of year	562,273	499,413

End of year	$584,589	$562,273

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan
Notes to Financial Statements
Note 1. Description of the Plan
General
The Sonoco Savings Plan (the “Plan”) is a defined contribution plan covering a majority of all U.S. employees of Sonoco Products Company (the “Company”). The Plan is primarily designed to provide a retirement savings vehicle for its participants. Sonoco Products Company is a major global manufacturer of paperboard based and other industrial and consumer packaging products. The Company was founded in 1899 and is headquartered in Hartsville, South Carolina.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974 (“ERISA”), as amended.
Participation
Most of the Company’s employees are immediately eligible to participate upon reaching 30 days of service. However, at certain union locations, employees are either eligible to participate after 60 days of service or after obtaining age 21 and completing 1 year of service in which the employee worked 1,000 hours.
Contributions
Effective January 1, 2004, participants may elect to defer up to 30% of eligible gross pay through payroll deductions. Contributions may be pre-tax, after-tax or a combination thereof. The maximum annual pre-tax contribution for any participant was $15,500 and $15,000 for 2007 and 2006, respectively. Participants over age 50 could contribute additional pre-tax contributions to the Plan, up to a maximum of $5,000 for both 2007 and 2006, subject to certain catch-up rules as defined under the Internal Revenue Code. Each participant’s total annual contributions, including employer matching contributions, were limited to the lesser of $45,000 or 100% of gross pay in 2007, and the lesser of $44,000 or 100% of gross pay in 2006. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of eight index funds, a Company stock fund (the “Sonoco Stock Fund”), and a stable value fund. Participants have the option to reinvest Sonoco Stock Fund dividends within the Plan or to receive these dividends in cash. Once a participant’s total account balance has been established and certain criteria are met, the participant can also invest funds in a Self-Managed Account.
The Company provides matching contributions in Company common stock or cash in amounts determined annually by the Company’s Board of Directors (the “Board”). For 2007 and 2006 the Company matching contributions were equal to 100% on the first 3% of employee before-tax contributions, and 50% on the next 2% of employee before-tax contributions. No matching contributions were made on after-tax contributions. All matching contributions were paid in cash and invested in accordance with the participants’ chosen investment allocations. The Company may elect to provide additional contributions at the discretion of its Board.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings and losses. The allocation is based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Sonoco Savings Plan
Notes to Financial Statements
Note 1. Description of the Plan (Continued)
Vesting
The majority of participants are immediately vested in both participant-funded contributions and the Company’s contributions, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after completing a minimum number of years of service, ranging from two to five years, as specified by the union contract.
Payment of Benefits
The Plan provides for benefits payable upon retirement, death, total and permanent disability or termination. Benefits are distributed through lump-sum payments in cash or Company common stock, or in quarterly or annual installments of not less than $1,000. Participants with vested balances greater than $5,000 may elect to delay distributions from the Plan until age 70-1/2.
Participant Loans
Participants may borrow from their fund accounts an amount no greater than the lesser of 50% of the account balance, or $50,000 minus the highest outstanding loan balance during the previous 12-month period. Loans are secured by the balances in the participant’s accounts. Interest is charged at a fixed rate for the full term of the loan. The rate is based on the prime rate at the end of the fiscal quarter prior to loan origination plus 1% (7.25% prime rate at December 31, 2007). Principal and interest is paid through payroll deductions over a period of no more than five years for a personal loan or twenty years for a residential loan.
Risks and Uncertainties
The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Forfeitures
Forfeitures of account balances are used to reduce future employer contributions. During 2007 and 2006, approximately $158 and $33,100, respectively, in forfeitures were used to reduce employer contributions. At December 31, 2007 and 2006, the remaining balance in the forfeitures account totaled approximately $170,000 and $193,800, respectively.

Sonoco Savings Plan
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust in the Stable Value Fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Contributions
Contributions from the Company are recorded in the year and in the amount authorized by the Board. The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Plan. Contributions from employees of the Company are recorded in the year in which the employee contributions are withheld from employee pay. All contributions from the Company are in the form of cash payments or Company common stock, as elected by the Board. All employee and employer contributions are participant directed.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the master trust is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the master trust are valued as follows:
Shares of common collective trusts are valued at the value of shares held at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed insurance contract (“GIC”) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the synthetic investment contract are valued at representative quoted market prices. The fair value of the wrap contract for the synthetic GIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.

Sonoco Savings Plan
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies (Continued)
Administrative Expenses
All trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying Statements of Changes in Net Assets Available for Benefits.
Note 3. Investments
The Sonoco Products Company Master Trust (the “Master Trust”) was established for the investment of assets of the Plan and one other Company-sponsored retirement plan. The assets of the Master Trust are held by StateStreet Global Advisors (“SSGA”). SSGA served as the trustee of the Master Trust in both 2007 and 2006. Each plan has an undivided interest in the Master Trust investment accounts in which they both participate. Investments in the Self-Managed Account and the Sonoco Stock Fund represent specific interests of the Plan, as the Plan is the sole owner of these investments. Investment options in which both plans participate include the S&P 500 Index Fund, Bond Market Index Fund, Russell 2000 Index Fund, International Stock Index Fund, Conservative Strategic Balanced Fund, Moderate Strategic Balanced Fund, Aggressive Strategic Balanced Fund, S&P MidCap Fund, and the Stable Value Fund.
Plan’s Interest in Master Trust Investment Accounts
At December 31, 2007 and 2006, the Plan’s interest in the investment accounts of the Master Trust was approximately 99.69% and 99.90%, respectively. At December 31, 2007 and 2006, the total reported value of the Plan’s interests in the Master Trust’s investment accounts was $553,533,000 and $538,673,000, respectively. Of those respective amounts, $475,762,000 and $448,515,000 represent the Plan’s allocated value of investments in which it holds an undivided interest. At December 31, 2007 and 2006, the reported value of investments in which the Plan held the sole interest totaled $77,771,000 and $90,158,000, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the prior day fair market value of the funds balances into which each Plan participates.
S&P 500 Index Fund (99.96% Undivided Interest)
The S&P 500 Index Fund invests in all 500 common stocks included in the S&P 500 Index.
Bond Market Index Fund (99.96% Undivided Interest)
The Bond Market Index Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities that comprises the Lehman Brothers Aggregate Bond Index.
Russell 2000 Index Fund (99.93% Undivided Interest)
The Russell 2000 Index Fund invests in the 2000 small cap stocks that comprise the Russell 2000 Index.
International Stock Index Fund (99.83% Undivided Interest)
The International Stock Index Fund invests in the stocks in the Morgan Stanley Capital International EAFE Index, a compilation of international equities.

Sonoco Savings Plan
Notes to Financial Statements
Note 3. Investments (Continued)
Conservative Strategic Balanced Fund (99.94% Undivided Interest)
The Conservative Strategic Balanced Fund seeks to provide income from fixed income securities and some growth of principal from stock funds. The Fund’s risk profile is somewhat conservative due to an emphasis on bond holdings. The fund is comprised of the S&P 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International EAFE Index, and the Lehman Brothers Aggregate Bond Index in varying percentages.
Moderate Strategic Balanced Fund (99.82% Undivided Interest)
The Moderate Strategic Balanced Fund seeks to provide income from fixed income securities and growth of principal from stock funds. The Fund’s risk profile is moderate due to the presence of well-diversified stock and bond holdings. The fund is comprised of the S&P 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International EAFE Index, and the Lehman Brothers Aggregate Bond Index in varying percentages.
Aggressive Strategic Balanced Fund (99.69% Undivided Interest)
The Aggressive Strategic Balanced Fund seeks to provide growth of principal from stock funds and some income from fixed income securities. The Fund’s risk profile is higher due to its emphasis on stock holdings. The fund is comprised of the S&P 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International EAFE Index, and the Lehman Brothers Aggregate Bond Index in varying percentages.
S&P MidCap Fund (99.85% Undivided Interest)
The S&P MidCap Fund invests in all stocks in the S&P MidCap 400 Index in proportion to their weighting in the Index.
Self-Managed Account (100% Specific Interest)
The Self-Managed Account allows employees to invest in a wide variety of mutual funds. To invest in the Self-Managed Account, participants must transfer funds from other investment options. The initial investment must be at least $2,500 and the total amount in the Self-Managed Account cannot exceed 50% of the participant’s vested account balance.
Stable Value Fund (99.20% Undivided Interest)
The Stable Value Fund invests primarily in guaranteed investment contracts and fully benefit-responsive synthetic investment contracts, which are supported by underlying assets owned by the Plan. Assets underlying the synthetic investment contracts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and cash equivalents held for liquidity purposes. These synthetic investment contracts are credited with earnings on the underlying investments and charged for benefit withdrawals and administrative expenses. The guaranteed investment contracts are included in the financial statements of the Plan at fair value, with an adjustment to contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Sonoco Savings Plan
Notes to Financial Statements
Note 3. Investments (Continued)
Sonoco Stock Fund (100% Specific Interest)
Employees may also elect to invest in the Sonoco Stock Fund that consists solely of investments in Company common stock and cash equivalents held for liquidity purposes.
The following table presents the unaudited fair values and contract values of all investments in the Master Trust at December 31:

(in thousands of dollars)
	2007	2006
Investments at fair value
Common Collective Trusts (99.91% and 99.98% Undivided Interest, respectively)	$298,431	$272,045
Common Stock (100% and 100% Specific Interest, respectively)	77,771	90,158
Stable Value Fund (99.20% and 99.74% Undivided Interest, respectively)	179,031	176,987

Total Investments at Fair Value	555,233	539,190
Adjustment to state Stable Value Fund at Contract Value	6,206	1,021

Total Master Trust Investments	$561,439	$540,211

Investment income for the Master Trust is as follows:

(in thousands of dollars)	2007	2006
Net appreciation in fair value of investments - common collective trusts	$15,841	$34,961
Net (depreciation) appreciation in fair value of investments - common stocks	(10,841)	21,134
Interest and dividends	11,154	10,544

	$16,154	$66,639

Note 4. Related Party Transactions
Certain Plan investments are shares of mutual funds or money market funds managed by StateStreet Global Advisors and StateStreet Bank & Trust Company (“StateStreet”), the plan trustee. Therefore, investment fees paid to StateStreet qualify as party-in-interest transactions. Citistreet, LLC (“Citistreet”), the plan administrator and recordkeeper, was paid administrative fees throughout the year. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to StateStreet and Citistreet amounted to approximately $1,486,000 and $1,230,000 for the years ended December 31, 2007 and 2006, respectively.
At December 31, 2007 and 2006, the Plan held 6,374,000 and 6,459,000 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $63,303,000 and $59,762,000, respectively, and fair value of $73,009,000 and $89,400,000, respectively. During the year-ended December 31, 2007 and 2006, the Plan recorded dividend income on the common stock of the Company of $2,238,000 and $2,281,000, respectively.

Sonoco Savings Plan
Notes to Financial Statements
Note 5. Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
Note 6. Asset Transfers
In 2007, the Company acquired certain businesses from Caraustar Industries. The Company expects to merge the acquired business’s employees’ assets from the Caraustar Industries 401(k) Plan into the Plan during 2008. The amount expected to be merged is approximately $4,896,000. The Caraustar Industries’ employees became eligible to participate in the Plan on October 1, 2007. In 2006, the Company acquired Clear Pack Company (Clear Pack). The Company expects to merge the assets from Clear Pack’s 401(k) Plan into the Plan during 2008. The amount expected to be merged is approximately $2,492,000. The Clear Pack employees became eligible to participate in the Plan on April 1, 2007.
In 2006, the Company acquired Cin-Made Packaging Group, Inc. (Cin-Made). The assets from Cin-Made’s 401(k) Plan were merged into the Plan during 2007. The total amount of assets transferred in was approximately $500,000. The Cin-Made employees became eligible to participate in the Plan on January 1, 2007.
Note 7. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.
Note 8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500’s:

(in thousands of dollars)	2007	2006
Net assets available for benefits per the financial statements	$584,589	$562,273
Less:
Amounts allocated to withdrawing participants	(14)	(559)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,156)	(1,018)

Net assets available for benefits per Form 5500	$578,419	$560,696

Sonoco Savings Plan
Notes to Financial Statements
Note 8. Reconciliation of Financial Statements to Form 5500 (Continued)
The following is a reconciliation of the increase in net assets available for benefits before transfer from other qualified plans per the financial statements for the year ended December 31, 2007 to the Form 5500’s:

Year Ended
December 31,
(in thousands of dollars)	2007
Increase in net assets available for benefits before transfer from other qualified plans per the financial statements	$21,816
Adjustments to:
Amounts allocated to withdrawing participants	545
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(5,138)

Increase in net assets available for benefits before transfer from other qualified plans per Form 5500	$17,223

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
Note 9. New Accounting Pronouncements
In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) was issued and is effective for fiscal years beginning after November 15, 2007.  In November 2007, implementation of SFAS 157 was delayed for one year only for other nonfinancial assets and liabilities.  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and applies whenever other standards require (or permit) the measurement of assets or liabilities at fair value, but does not expand the use of fair value measurement to any new circumstances.  Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts.  SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  SFAS 157 establishes a fair value hierarchy of three levels for valuation inputs that prioritizes the information used to develop those assumptions.  The Plan will adopt SFAS 157 for the fiscal year beginning January 1, 2008, with the exception of the application of the provision related to nonfinancial assets and liabilities.  The Plan is currently evaluating the impact, if any, that SFAS 157 will have on its financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS 159”).  SFAS 159 provides entities with an option to report selected financial assets and liabilities at fair value.  Its objective is to reduce the complexity in accounting for financial instruments and to mitigate the volatility in earnings caused by measuring related assets and liabilities differently.  Although SFAS 159 does not eliminate disclosure requirements included in other accounting standards, it does establish additional presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has elected also to apply SFAS 157 early.  Accordingly, the Plan will adopt SFAS 159 for the fiscal year beginning January 1, 2008.  The Plan is currently evaluating the impact, if any, that SFAS 159 will have on its financial statements.

Supplemental Schedule

Sonoco Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007
(in thousands of dollars)

	Description of Investment
	Including Maturity Date, Rate
Identity of Issue, Borrower, Lessor	of Interest, Collateral, and Par	Current or
or Similar Party	or Maturity Value	Market Value

Participant loans*	Participant loans have interest rates ranging from 5.0% to 11.5%, with varying maturity dates	$23,901

*	Represents a party in interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO SAVINGS PLAN

	By:	Sonoco Products Company as Plan Administrator

June 27, 2008	By:	/s/ Harris E. DeLoach, Jr.
Date		Harris E. DeLoach, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm to Incorporation by Reference of Independent Registered Accounting Firm’s Report with Respect to Form 11-K for the Sonoco Savings Plan